

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
## PTT Exploration and Production Public Company Limited

PTTEP No.1.910 / L.0742/2004

*Finance Department*
*Tel. 0-2537-4509*

August 10 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject:     Notification on the Result of the Exercising of Warrants

Attachment:   Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the fifth exercise date of July 30, 2004, a total of 494 people who are PTTEP directors, management, and employees exercised the warrants for total amount of 420,500 shares, resulting in the remaining outstanding warrants of 1,134,400 units, and the remaining shares reserved for the exercise of warrants of 1,134,400 shares, details as per attachment.

Yours sincerely,

Somkiet Janmaha
Vice President, Strategy and Capability Development
Acting President

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

มีประสิทธิภาพ โปร่งใส ก้าวไกล มั่นคง ปตท.สผ. รณรงค์ส่งเสริม "บรรษัทภิบาล"
**Effectiveness and Transparency drive our Growth and Stability · At PTTEP we commit to strong "Corporate Governance"**
อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟกซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax. +66(0) 2537-4333, 2537-4444 http://www.pttep.com

Report on the exercising of warrants, in accordance with the announcement of
Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security  Warrants

Maturity  5 years

Type and value of collateral  None

Number of warrants issued  2,000,000 units

Sale price per unit  0 Baht

Interest rate or rate of return  None

Right for shareholding  None

Number of new shares reserved for the exercise of warrants  2,000,000 shares

Exercise price  111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing   May 13, 2002

Effective date of filing      July 30, 2002

Exercise date for this report   July 30, 2004

Exercise price for this report   111 Baht/share

2.    Exercise and Allotment

2.1   Exercise

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Ministry of Finance* | 1 | 11,000 | 11,000 | 0.55 |
| Director | 8 | 21,600 | 21,600 | 1.08 |
| Management and Employee | 480 | 385,800 | 385,800 | 19.29 |
| PTT Employee** | 2 | 1,100 | 1,100 | 0.06 |
| Retirement Employee | 1 | 300 | 300 | 0.02 |
| Employee's heir | 2 | 700 | 700 | 0.04 |
| Sub-purchasing person | - | - | - | - |
| Total | 494 | 420,500 | 420,500 | 21.03 |

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

|  | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Ministry of Finance* | 1 | 11,000 | 11,000 | 0.55 |
| Director | 8 | 21,600 | 21,600 | 1.08 |
| Management and Employee | 480 | 385,800 | 385,800 | 19.29 |
| PTT Employee** | 2 | 1,100 | 1,100 | 0.06 |
| Retirement Employee | 1 | 300 | 300 | 0.02 |
| Employee's heir | 2 | 700 | 700 | 0.04 |
| Sub-purchasing person | - | - | - | - |
| Total | 494 | 420,500 | 420,500 | 21.03 |

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3.    Additional information

3.1   Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2   Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3   Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4   The accumulated units of converted warrants including this exercise

865,600 units

3.5    The accumulated number of allotted shares for the exercise of warrants including

       this exercise

       865,600 shares

3.6    The remaining units of unconverted warrants

       1,134,400 units

3.7.   The remaining number of reserved shares for the exercise of warrants

       1,134,400 shares

It is certified that the information in this report is true and accurate.

(Somkiet Janmaha)

Vice President, Strategy and Capability Development

Acting President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

PTTEP No.1.910 / L.0743 /2004

*Finance Department*
*Tel.* 0-2537-4509

August 10, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject:  Notification on the Result of the Exercising of Warrants

Attachment:  Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 117.

Please be informed that on the first exercise date of July 30, 2004, a total of 524 people who are PTTEP management, and employees exercised the warrants for total amount of 389,200 shares, resulting in the remaining outstanding warrants of 1,610,800 units, and the remaining shares reserved for the exercise of warrants of 1,610,800 shares, details as per attachment.

Yours sincerely,

Somkiet Janmaha
Vice President, Strategy and Capability Development
Acting President

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security   Warrants

Maturity   5 years

Type and value of collateral   None

Number of warrants issued   2,000,000 units

Sale price per unit   0 Baht

Interest rate or rate of return   None

Right for shareholding   None

Number of new shares reserved for the exercise of warrants   2,000,000 shares

Exercise price   117 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.